Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s 2024 Annual Report, as amended. To the extent the information in this section is inconsistent with the information contained in the 2024 Annual Report, as amended, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2024 Annual Report, as amended.

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

U.S. Trade Tariffs

On May 28, 2025, the U.S. Court of International Trade ruled that the Trump administration exceeded its authority in issuing the 10% baseline tariff and effectively mandated the termination of the baseline tariff. The decision did not address the 25% tariff on copper, steel and aluminum. An appeal was immediately filed by the Trump administration in the U.S. Court of Appeals for the Federal Circuit, which granted an administrative stay temporarily maintaining the 10% baseline tariff. On August 29, 2025, the U.S. Court of Appeals for the Federal Circuit issued a decision affirming the prior decision of the U.S. Court of International Trade. In a separate order on the same day, the appellate court granted a stay which maintained the 10% baseline tariffs through October 14, 2025. On September 3, 2025, the Trump administration appealed the appellate court’s decision to the U.S. Supreme Court. The hearing for the appeal occurred on November 5, 2025. On February 20, 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act (IEEPA) does not authorize the President to impose tariffs. The ruling invalidated the tariffs imposed under that statute, including the baseline tariffs. On the same day, President Trump issued a proclamation under Section 122 of the Trade Act of 1974 imposing a temporary 10% ad valorem import duty for 150 days, effective February 24, 2026, and the United States Trade Representative (USTR) stated that the Administration would continue to pursue its trade policy through alternative tools.

On March 31, 2026, the Office of the United States Trade Representative submitted the 2026 National Trade Estimate on Foreign Trade Barriers (NTE) to President Trump and Congress. The NTE Report discusses the largest export markets for the United States, covering more than 60 trading partners, among them Brazil.

On April 2, 2026, President Trump further amended the copper, steel and aluminum tariffs issued under Section 232 of the Trade Expansion Act (TEA). The amended tariffs include a 50% tariff on raw copper, steel and aluminum, a flat 25% tariff on derivative products made with greater than 15% of copper, steel or aluminum, and a 15% tariff until 2027 on certain metal-intensive industrial equipment and electrical grid equipment.

Derivative products with less than 15% of copper, steel or aluminum will no longer be subject to tariffs and if derivative products are made with U.S. copper, steel or aluminum, the tariff is lowered to a 10% tariff. The new tariff regime for copper, steel and aluminum became effective on April 6, 2026.

On April 2, 2026, President Trump imposed a 100% tariff on patented pharmaceutical products and their ingredients under Section 232 of the TEA. The tariffs come into effect in either 120 days or 180 days depending on the size of the companies.

Cabinet Changes

On March 20, 2026, Dario Durigan was appointed as the new Minister of Finance. Durigan, who had been the Executive Secretary at the Ministry of Finance, replaced Fernando Haddad, who left the position on March 19, 2026, to run for office in the upcoming election.

On March 23, 2026, Rogério Ceron, who had been Treasury Secretary, was appointed Executive Secretary of the Ministry of Finance, replacing Dario Durigan. Daniel Leal, who had been the Undersecretary for Public Debt, was appointed Treasury Secretary.

On March 31, 2026, the federal government implemented a broad ministerial reshuffle as several ministers stepped down from office in order to run in the upcoming elections. At the Ministry of Agrarian Development and Family Agriculture, Luiz Paulo Teixeira Ferreira left his post and was replaced by Fernanda Machiaveli Morão de Oliveira. In Agriculture and Livestock, Carlos Henrique Baqueta Fávaro was dismissed, and André Carlos Alves de Paula Filho was appointed to the position. On the same day, André Carlos de Paula Filho left the Ministry of Fisheries and Aquaculture, which was subsequently assumed by Rivetla Edipo Araujo Cruz. Changes were also formalized at the Ministry of Ports and Airports, with Sílvio Serafim Costa Filho replaced by Tomé Barros Monteiro da Franca; at the Ministry of Planning and Budget, where Simone Nassar Tebet gave way to Bruno Moretti; at the Ministry of Sports, with André Luiz Carvalho Ribeiro replaced by Paulo Henrique Perna Cordeiro; at the Ministry of Racial Equality, where Anielle Francisco da Silva was succeeded by Rachel Barros de Oliveira; at the Ministry of Human Rights and Citizenship, with Macaé Maria Evaristo dos Santos replaced by Janine Mello dos Santos; and at the Ministry of Indigenous Peoples, where Sônia Bone de Sousa Silva Santos was succeeded by Luiz Henrique Eloy Amado.

On April 1, 2026, Camilo Sobreira de Santana stepped down from the Ministry of Education and was replaced by Leonardo Osvaldo Barchini Rosa. On the same day, Renan Calheiros Filho left the Ministry of Transport, and George Santoro was appointed as his successor, while Maria Osmarina Marina da Silva Vaz de Lima exited the Ministry of the Environment and Climate Change, who was replaced by João Paulo Ribeiro Capobianco.

On April 2, 2026, Rui Costa dos Santos left the Civil House, with Miriam Belchior appointed in his place, and at the Ministry of Cities Jader Fontenelle Barbalho Filho was replaced by Antônio Vladimir Moura Lima; additionally, Márcio Luiz França Gomes stepped down from the Ministry of Entrepreneurship, Microenterprise and Small Business.

On April 3, 2026, Geraldo José Rodrigues Alckmin Filho left the Ministry of Development, Industry, Trade and Services and was succeeded by Márcio Elias Rosa, while Francisco Tadeu Barbosa de Alencar assumed the Ministry of Entrepreneurship; on the same date, Gleisi Helena Hoffmann stepped down from the Secretariat of Institutional Relations of the Presidency of the Republic, with no successor formally appointed at that time.

Federal Supreme Court

On April 1, President Lula formally submitted to the Federal Senate the nomination of Jorge Messias, current Advogado-Geral da União (AGU), to fill the vacancy on the Supremo Tribunal Federal (STF) left by the retirement of Justice Luís Roberto Barroso in 2025. The presidential message was received by Senate President Davi Alcolumbre and forwarded to the Senate’s Committee on Constitution and Justice (CCJ), chaired by Senator Otto Alencar. A confirmation hearing is pending scheduling by the CCJ, to be followed by a plenary vote requiring approval by an absolute majority of at least 41 senators, by secret ballot.

Legislative Developments

On February 24, 2026, the Lower House approved Bill No. 5,582/2025. The Bill was enacted by President Lula on March 24, 2026 as Law No. 15,358/2026, establishing a Legal Framework for Combating Organized Crime. The Bill increases penalties for participation in criminal organizations or militias and imposes stricter prison rules on those convicted. The final version of the Bill did not include a tax on gambling, which had been proposed to create a dedicated fund to combat organized crime.

On February 25, 2026, President Lula enacted Law No. 15,352/2026, which transforms the National Data Protection Agency (ANPD, for its acronym in Portuguese) into a regulatory agency. The measure also creates a specific career track for data protection regulation and oversight, strengthening the agency’s institutional capacity and autonomy. Besides this, it sets March 17, 2026 as the date when the Digital Statute of the Children and Adolescents (ECA Digital, for its acronym in Portuguese) would enter into force. The ECA Digital had previously been established by Law No. 15,211/2025.

On March 12, 2026, the Federal Government announced a set of emergency measures to protect the population and key economic sectors from the surge in international oil prices driven by geopolitical tensions. The primary measure is the elimination of PIS/Cofins taxes on diesel (currently the only federal taxes on the fuel), which reduces its cost by about R$0.32 per liter, with the aim of easing pressure on transportation, agriculture, and overall inflation. In addition, the Federal Government will grant a subsidy of the same amount to diesel producers and importers, so that, combined, the measures can reduce costs by up to R$0.64 per liter at the pump. Also, an export tax of 12% was imposed on the total value of exports of crude petroleum oils and oils from bituminous minerals, while an export tax of 50% was established on diesel oil for as long as the subsidy remains in force. These initiatives, implemented through a provisional measure and presidential decrees, seek to stabilize fuel prices, ensure supply, and prevent global price shocks from affecting the Brazilian population and the broader economy. On March 24, 2026, the Federal Government proposed an emergency subsidy of R$1.20 per liter of imported diesel until May 31, 2026, which would be split equally between the Federal Government and the States. This proposal is still under discussion.

On March 17, 2026, the Lower House promulgated Legislative Decree No. 14/2026, completing congressional approval of the Mercosur–European Union (EU) Partnership Agreement. The agreement has not yet entered into force and will only begin provisional application after the remaining ratification and notification steps are completed. On the EU side, the agreement still requires the consent of the European Parliament, and the full Partnership Agreement will also require ratification by all EU member states to enter into force.

On April 6, 2026, the Federal Government announced a package of measures to reduce the impact of higher fuel prices due to the conflicts in the Middle East. These include subsidies for diesel and liquified petroleum gas (LPG) and exemptions from federal taxes on biodiesel and aviation kerosene. To compensate for the revenue losses associated with these tax exemption and subsidies, the Federal Government announced a set of fiscal offsetting measures. These include an increase in the excise tax (Imposto sobre Produtos Industrializados or IPI, for its acronym in Portuguese) on cigarettes. The Federal Government also expects that other sources of revenue will help mitigate the additional costs of the subsidies and exemptions, including maintaining the 12% export tax on crude oil, higher tax collection from fuel companies’ profits, and revenues from oil auction, particularly related to pre-salt field.

On April 10, the Federal Regional Court of the 2nd Region (TRF2) upheld a preliminary injunction suspending the 12% export tax established on March 12, 2026. The ruling, issued by Justice Carmen Silvia Lima de Arruda, found that the Federal Government failed to demonstrate concrete and immediate risk. The injunction was originally granted at the request of five multinational oil companies—Total Energies (France), Repsol Sinopec (Spain and China), Petrogal (Portugal), Shell (UK and Netherlands), and Equinor (Norway)—which argued the tax violated the constitutional anterioridade principle, which prohibits the collection of new taxes without a minimum prior notice period. The export tax had been designed to offset the fiscal cost of zeroing PIS/ Cofins levies on diesel and to discourage oil exports amid global supply pressures from the Middle East conflict. A final ruling on the merits has not yet been scheduled by TRF2.

Elections 2026

On February 26 and March 2, 2026, the Superior Electoral Court approved a total of fourteen normative resolutions governing the 2026 general elections, covering, among others, opinion polling, campaign finance and advertising, and voter transportation. The resolutions confirm that voters must be 16 years old by October 4, 2026; permit campaign spending on personal security for female candidates facing threats; maintain the requirement that parties allocate 30% of resources to black candidates; and establish special transportation measures to facilitate voting by persons with disabilities. The court banned manipulated content involving candidates or public figures during the 72 hours before the elections and 24 hours after the vote, prohibited AI systems from suggesting candidates to voters, and reaffirmed that providers may be held liable by the courts if fake profiles or illegal posts are not removed.

Project MIT

On April 10, 2026, Brazil and the United States announced a mutual cooperation agreement between Brazil’s Federal Tax Authority and the U.S. Customs and Border Protection (CBP) to combat transnational organized crime, with a focus on arms and narcotics trafficking. The initiative—named Project MIT (Mutual Interdiction Team)—establishes real-time, digital sharing of customs seizure data between the two countries, enabling rapid investigation of illicit cargo patterns, routes, and networks of smugglers. The agreement also includes the launch of DESARMA, the new Federal Tax Authority IT system for international tracking of weapons, munitions, and sensitive materials. The framework operationalizes commitments made by Presidents Lula and Trump during a bilateral call in December 2025 and was formally announced after a meeting of Brazilian and U.S. authorities at the Ministry of Finance.

Employment and Labor

Employment Levels

From February 1, 2026 through February 28, 2026, formal employment increased by 0.52%, with a net creation of 255,321 jobs in the period, compared to a 0.91% increase from February 1, 2025 through February 28, 2025, with a net creation of 431,995 jobs.

During the first quarter of 2025, the unemployment rate was 7.0%, a decrease of 0.9 percentage points compared to the first quarter of 2024. During the second quarter of 2025, the unemployment rate fell to 5.8%, a decrease of 1.1 percentage points compared to the second quarter of 2024, and a decrease of 1.2 percentage points compared to the first quarter of 2025. During the third quarter of 2025, the unemployment rate fell to 5.6%, a decrease of 0.8 percentage points compared to the third quarter of 2024, and a decrease of 0.2 percentage points compared to the second quarter of 2025. During the fourth quarter of 2025, the unemployment rate fell to 5.1%, a decrease of 1.1 percentage points compared to the fourth quarter of 2024, and a decrease of 0.5 percentage points compared to the third quarter of 2025. The numbers for the first, second, third, and fourth quarters of 2025 represent the lowest unemployment rates for the respective periods since 2012.

For the quarter ending on January 2026, the unemployment rate was 5.4%, a decrease of 1.1 percentage points compared to the quarter ending on January 2025. For the quarter ending on February 2026, the unemployment rate was 5.8%, a decrease of 1.0 percentage points compared to the quarter ending on February 2025.

Wages

On December 31, 2025, the Federal Government enacted the 2026 Annual Budget Guidelines, with a monthly minimum wage of R$1,621 for 2026, a nominal increase of 6.79% in relation to the monthly minimum wage of R$1,518 in 2025.

Social Security

As of February 28, 2026, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 4.35% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended February 28, 2026 increased by 2.16% when compared to the one-month period ended February 28, 2025 (in real terms).

Environment

On June 27, 2024, Law No. 14,902 was enacted. This law instituted the Green Mobility and Innovation Program (the “Mover” Program) for decarbonization in the transportation sector. It is intended to support technological development, global competitiveness, integration into global value chains, decarbonization, and the transition to a low-carbon economy within the production and innovation ecosystem for automobiles, trucks, buses, motorized chassis, self-propelled machinery, and automotive parts. It includes an incentive program for R&D and technology production.

On February 10, 2026, the Federal Supreme Court (STF), adopted a decision including new actions to curb deforestation in the Legal Amazon, an official geographic designation comprising several Brazilian states. The decision sets deadlines for the Office of the Comptroller General of the Union (CGU) to audit environmental sanctioning procedures, for the Institute of the Environment and Renewable Natural Resources (Ibama) to define objective criteria on administrative prescription and improve case-processing tools, for National Foundation of Indigenous People (Funai) to strengthen its institutional plan, and for the Federal Government to present an action plan for allocating undesignated federal lands.

On March 13, 2026, The Ministry of the Environment and Climate Change (MMA) instituted the National Plan for Urban Afforestation (PlaNAU, from its acronym in Portuguese). The strategy aims to expand green areas in cities, reduce urban heat islands, improve stormwater management and strengthen climate adaptation, with targets including raising the share of residents living near at least three trees from 45.5% to 65%, expanding urban vegetation cover by 360,000 hectares, and ensuring that all states and municipalities have urban-afforestation planning instruments by 2045.

On March 14, 2026, the Federal Government reported that since 2023 it allocated R$179 billion for ecological-transition projects through the National Climate Change Fund (Fundo Clima) and Eco Invest Brazil program. The Fund’s governing committee approved the 2026 annual allocation plan for Fundo Clima, with a R$27.5 billion budget — the largest in the program’s history — reinforcing federal financing capacity for mitigation, environmental recovery and climate change.

On March 16, 2026, the Federal Government launched the Climate Plan, which sets mitigation and adaptation strategies to guide public policy and broader societal action in response to the climate crisis. The plan targets a 59%–67% reduction in carbon dioxide emissions by 2035, relative to 2005 levels, as part of the path toward net-zero greenhouse-gas emissions by 2050.

From March 23 until March 29, 2026, Brazil hosted the 15th Conference of the Parties to the Convention on the Conservation of Migratory Species of Wild Animals (CMS COP15). The Conference was held in Campo Grande, in the state of Mato Grosso do Sul.

Sustainable Taxonomy

On November 3, 2025, the Federal Government published Decree No. 12,705, which established the Brazilian Sustainable Taxonomy (TSB, for its acronym in Portuguese) as an instrument of the Ecological Transformation Plan. The text recognizes the TSB as the guiding tool for incentives and economic policies aimed at sustainable development, as well as for monitoring labeled finances. The decree also defines principles, strategic, environmental, and socioeconomic objectives, as well as the structure of the criteria that will guide its implementation by the Federal Government.

Brazil’s Sovereign Sustainable Bond Framework.

On November 13, 2023, the Federal Government issued US$2.0 billion of its 6.250% Global Bonds due 2031, the first issuance of a sustainable bond by the Republic.

On June 20, 2024, the Federal Government issued US$ 2.0 billion of its 6.125% Global Bonds due 2032, the second issuance of a sustainable bond by the Republic.

On November 6, 2025, the Federal Government issued US$1.5 billion of its 5.500% Global Bonds due 2033, the third issuance of a sustainable bond by the Republic.

Since the inaugural sustainable bond issuance, Brazil has published two Allocation and Impact Reports, in November 2024 and November 2025.

Critical Minerals

On January 21, 2026, the Ministry of Mines and Energy (MME) initiated the development of the National Rare Earth Strategy, aimed at defining guidelines, targets, and policy instruments aligned with industrial, environmental, and energy transition objectives.

Also in January 2026, Brazil held a strategic round of engagements with European Union representatives to strengthen cooperation on strategic minerals.

On March 3, 2026, MME published “Brazil’s Critical Minerals: A Guide for Foreign Investors” with the aim of attracting foreign investment in critical minerals. The Guide aimed to present a framework that regulates the mineral sector, including procedures for obtaining mineral rights and environmental licensing.

THE BRAZILIAN ECONOMY

Macroeconomic Overview

Between 2017 and 2025, Brazil implemented a series of structural reforms. These reforms began in 2017 with the labor reform (Law No. 13,467), followed by the pension reform approved in 2019 (Constitutional Amendment No. 103). In 2020, a new legal framework for the water and sanitation sector was enacted (Law No. 14,026). In subsequent years, additional reforms were introduced, including the Central Bank independence law and a new legal framework for railways in 2021. In 2023, a sustainable fiscal regime was established, alongside broad tax reform. More recently, measures related to the creation of a regulated carbon market were advanced in 2024. In 2025, reforms focused on income taxation and the reduction of tax benefits.

Brazilian GDP growth prior to the pandemic was 1.3% in 2017, 1.8% in 2018, and 1.2% in 2019, corresponding to an average annual growth rate of 1.4% over this period. In 2020, during the pandemic, GDP declined by 3.3%, characterizing an economic recession. In 2021, GDP increased by 4.8%, reflecting an economic recovery following the contraction observed in the previous year. In the subsequent years, GDP growth rates were 3.0% in 2022, 3.2% in 2023, 3.4% in 2024, and 2.3% in 2025. The average GDP growth rate for the period from 2022 to 2025 was 3.0%. These figures are based on the most recent data released by IBGE in March 2026.

Using a seasonally adjusted GDP index from the World Bank (constant 2010 BRL), Brazil’s GDP level has surpassed the pre-pandemic trend observed before the first quarter of 2020. This trend is calculated by applying the average quarterly GDP growth rate for the period from 2010 to 2019 to the quarterly GDP index.

The median estimate of Brazil’s potential GDP growth rate two years ahead, increased from 1.5% in December 2021 to 1.6% in December 2022 and 1.8% in December 2023, reaching 2.0% in December 2024 and remaining at 2.0% in December 2025. These estimates are based on responses to the Pre-Copom Questionnaire, which is conducted among market participants ahead of the Monetary Policy Committee meeting held in December 2025.

Economy in 2025

Industrial Policy Plan - Nova Indústria Brasil

On February 3, 2026, the Federal Government reported that, in its first month, Move Brasil, a program aimed at green mobility, had secured R$1.3 billion in financing approved by the National Bank for Economic and Social Development (BNDES, for its acronym in Portuguese) for truck fleet renewal, supporting the purchase of new BNDES-accredited trucks and used vehicles manufactured from 2012 onward that comply with Proconve 7 environmental standards. The government also stated that the program had already reached beneficiaries in 532 municipalities through 1,152 operations in January 2026 alone, with an average ticket of R$1.1 million, under a broader R$10 billion credit line funded by R$6 billion from the National Treasury and R$4 billion raised by BNDES.

On February 26, 2026, the National Monetary Council (CMN, for its acronym in Portuguese) authorized the state-owned postal company, Correios, to contract an additional R$8 billion in loans, allowing the company to complete a R$20 billion financing plan following a previously approved R$12 billion operation. Both credit operations carry a federal guarantee, with the National Treasury covering potential defaults. To accommodate the new borrowing, the CMN created a specific sublimit for Correios and raised the total 2026 credit ceiling for public entities from R$15.625 billion to R$23.625 billion. According to the Ministry of Finance, the broader reallocation of credit limits was intended to prioritize financing for the New Growth Acceleration Program (Novo PAC) and public-private partnership projects (PPP).

On February 27, 2026, the Federal Government announced that BNDES would allocate an additional R$70 billion to Nova Indústria Brasil by the end of 2026, bringing total support to R$370 billion over four years after the bank had already reached its R$300 billion target in December 2025. According to the government, since 2023 BNDES resources had been allocated across the Nova Indústria Brasil’s six missions, including R$84.6 billion for the digital transformation of industry, R$76.9 billion for sustainable and digital agro-industrial chains, and R$63.1 billion for sustainable infrastructure, sanitation, housing, and mobility.

On March 7, 2026, BNDES announced that approvals under its truck fleet renewal line had reached R$5 billion, equivalent to 50% of the program’s R$10 billion budget. According to the bank, R$4.2 billion had already been contracted and R$2.8 billion disbursed, with 4,620 operations serving self-employed truckers, cooperatives, and cargo transport companies in 1,127 municipalities nationwide. Most approvals were directed to new trucks for fleet operators, while R$110 million went to self-employed drivers. Of the available resources, R$1 billion is reserved exclusively for autonomous carriers.

Gross Domestic Product

International trade (exports plus imports) as a share of GDP increased from 24% in 2017 to 29% in 2018 and remained at 29% in 2019. In 2020, this ratio rose to 32%. In 2021, international trade reached 38% of GDP and increased further to 39% in 2022. In 2023, the ratio declined to 34%, followed by an increase to 36% in 2024. In 2025, international trade accounted for 35% of GDP. Despite the increased participation of international trade in GDP, domestic demand remains the main component of economic activity. Household consumption represents 63% of GDP, government consumption accounts for 19%, and investment corresponds to 17%. On the external side, exports represent 18% of GDP, while imports account for 17%.

In the fourth quarter of 2025, GDP increased by 0.1% compared to the previous quarter. This result was mainly driven by services (0.8%), followed by agriculture (0.5%). Industry decreased by -0.7%. In the fourth quarter of 2025, GDP grew by 1.8% in relation to the fourth quarter of 2024, reflecting increases of 12.1% in agricultural output, 0.6% in industry, and 2.0% in services compared to the fourth quarter of 2024. On a 12-month accumulated basis ending December 31, 2025, GDP increased by 2.3%. This rate reflected increases of 2.4% in value added at basic prices and 1.7% in net taxes on production. The increase in value added occurred due to the following sectoral growth rates: agriculture (11.7%), industry (1.4%), and services (1.8%).

On March 16, 2026, the Central Bank published its Economic Activity Index (Índice de Atividade Econômica do Banco Central or IBC-Br) for January 2026, which registered a 0.8 percentage point growth compared to December 2025. The IBC-Br is generally considered a preview of the GDP.

Principal Sectors of the Economy

Public Utilities

Electricity prices are regulated by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica or ANEEL, for its acronym in Portuguese) following a tariff flag system for electricity generation. The green, yellow, or red flags (levels 1 and 2) indicate whether energy will cost more or less depending on the generation conditions. The green flag corresponds to regular tariff price charged under regular hydrological conditions, and the yellow and red flags result in additional charges on top of regular tariffs, in case of moderate or severe water scarcity conditions.

In December 2025, the yellow tariff flag was activated, reflecting a partial improvement in generation conditions with the onset of the rainy season, and resulting in a lower additional charge of R$1.885 for every 100 kWh consumed. In January 2026, the green flag tariff was activated due to significantly improved rainfall and favorable energy generation conditions at the peak of the rainy season, meaning no additional charges were imposed on electricity bills. In February 2026, the green tariff flag was maintained due to favorable conditions for electricity generation, particularly the satisfactory water reservoir levels at hydroelectric plants. In March 2026, the tariff flag remained green because energy generation conditions were favorable, mainly due to increased rainfall in February, which raised the water levels in hydroelectric reservoirs.

For more information on the flag tariffs, see “The Brazilian Economy—Principal Sectors of the Economy.”

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On March 18, 2026, the Comitê de Política Monetária (COPOM, for its acronym in Portuguese) reduced the policy rate to 14.75% per year, citing signs of moderation in domestic economic activity, resilient labor-market conditions, and inflation still above target. The statement also highlighted greater external uncertainty due to escalating geopolitical conflicts in the Middle East and said future monetary-policy adjustments will depend on incoming information about the duration and effects of these shocks on inflation.

Inflation

In March 2026, domestic inflation (measured by the IPCA) increased to 0.88%, 0.18 percentage points above the inflation rate for February 2026 (0.7%). With respect to the 12-month period ending March 31, 2026, the inflation index increased to 4.14%, compared to 3.81% for the 12-month period ending February 28, 2026.

COPOM publishes certain inflation projections based on different hypothetical scenarios in the COPOM Statements. In the March 2026 statement, the reference scenario, which assumes the Selic rate of the Focus survey (a survey of market expectations for economic indicators carried out by the Central Bank) and an exchange rate starting at R$5.20/US$1.00 and evolving according to the purchasing power parity (PPP), inflation projections stood at 3.9% for 2026 and 3.3% for 2027.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$5.08/US$1.00 (sell side) on April 9, 2026.

The Brazilian Real-U.S. Dollar exchange rate increased from a R$5.20/US$1.00 monthly average in February 2026 to a R$5.23/US$1.00 monthly average in March 2026, a 0.6% depreciation of the Real.

Financial Institutions

Banco Master

On November 18, 2025, the Central Bank decreed the extrajudicial liquidation of Banco Master S.A., Banco Master de Investimento S.A., Banco Letsbank S.A., and Master S.A. Corretora de Câmbio, Títulos e Valores Mobiliários, as well as the Temporary Special Administration Regime (RAET, for its acronym in Portuguese) for Banco Master Múltiplo S.A., institutions belonging to the Master Conglomerate. This is a prudential banking conglomerate, classified as diversified credit, small size, and included in the S3 segment of prudential regulation, with Banco Master S.A. as the leading institution. The conglomerate represents 0.57% of total assets and 0.55% of total funding in the Brazilian national financial system.

On January 21, 2026, the Central Bank decreed the extrajudicial liquidation of Will Financeira S.A. Crédito, Financiamento e Investimento (Will Financeira), controlled by Banco Master Múltiplo S.A., which had been operating under the Temporary Special Administration Regime. At the time of the decree of extrajudicial liquidation of Banco Master S.A., it was deemed appropriate and in the public interest to impose the RAET on Banco Master Múltiplo S.A, given the possibility of a solution that would preserve the operation of its subsidiary Will Financeira. However, this solution proved unfeasible, as on January 19, 2026, Will Financeira failed to comply with the payment schedule under the Mastercard payment arrangement (Mastercard Brasil Soluções de Pagamentos Ltda.) and was consequently blocked from participating in this arrangement. As a result, the Central Bank decreed the extrajudicial liquidation of Will Financeira, due to its economic and financial situation, its insolvency, and the link evidenced by the exercise of control by Banco Master S.A., already under extrajudicial liquidation.

The Central Bank has stated that it will continue to take appropriate measures to determine responsibilities in accordance with its legal powers. The results of the investigations may lead to the application of administrative sanctions and communications to the competent authorities, in accordance with the applicable legal provisions.

Under the terms of the applicable law, the assets of the controllers and former administrators of the institution subject to the liquidation decree are unavailable.

On February 12, 2026, after a meeting, the ten Justices of the Federal Supreme Court issued a statement expressing their support for Justice Dias Toffoli and indicated that he had requested to step down as reporting Justice for the investigation into fraud at Banco Master. On the same day, Justice André Mendonça, of the Federal Supreme Court, took over as reporting Justice for the Banco Master case investigations.

On February 18, 2026, the Central Bank decreed the extrajudicial liquidation of Banco Pleno S.A., extending the special regime to Pleno Distribuidora Títulos e Valores Mobiliários S.A., entities that are part of the Pleno prudential conglomerate. It is a small conglomerate classified in segment S4 of prudential regulation, with Banco Pleno as its leading institution. The conglomerate holds 0.04% of total assets and 0.05% of total funding in the National Financial System (SFN).

On February 19, 2026, Justice André Mendonça authorized the Federal Police to resume expert examinations and other ordinary investigative steps in the Banco Master case, including witness and suspect depositions. The decision also allowed internal sharing of investigative material within the police to accelerate the forensic work, while keeping the case under seal.

On March 4, 2026, Justice André Mendonça, acting on a Federal Police request, adopted precautionary measures in the Compliance Zero investigation, including the preventive arrest of Daniel Vorcaro, Fabiano Zettel, Luiz Phillipi Machado de Moraes Mourão and Marilson Roseno da Silva. According to the STF, the measures were linked to the Banco Master investigation and later remained valid for the other investigated parties, except for Mourão after his death.

On March 13, 2026, the STF’s Second Panel formed a majority to confirm Justice André Mendonça’s earlier decision in the Banco Master case. The STF said the ruling keeps the preventive arrest of the remaining investigated parties, as well as the suspension of the activities of the companies involved and other precautionary measures imposed in the case.

On March 17, 2026, the Central Bank converted Banco Master Múltiplo S.A.’s Special Temporary Administration Regime (RAET, for its acronym in Portuguese) into an extrajudicial liquidation. The Central Bank said the temporary administration regime, imposed on November 18, 2025, had been used in an attempt to preserve the continuity of a subsidiary, Will Financeira. With the conversion to an extrajudicial liquidation, there were no longer any grounds to continue the RAET.

On March 18, 2026, Justice André Mendonça granted the Federal Police an additional 60 days to conclude the investigation into alleged fraud involving Banco Master. The extension was granted at the request of the police, who argued that more time was necessary to clarify the facts under investigation.

On March 27, 2026, the Central Bank decreed the extrajudicial liquidation of three institutions of the Entrepay conglomerate: Entrepay Instituição de Pagamento (the conglomerate leader), and, by extension, Acqio Adquirência Instituição de Pagamento and Octa Sociedade de Crédito Direto. According to the Central Bank, the conglomerate held approximately 0.009% of total SFN assets as of December 2025. The Central Bank stated that the liquidation was motivated by the compromised economic-financial situation of the conglomerate leader, infringement of applicable norms, and losses posing abnormal risk to creditors.

BNDES

On March 31, 2026, the Central Bank announced that the long-term interest rate (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese), used for loans granted by BNDES prior to December 31, 2017, would decrease to 9.13% per annum for the second quarter of 2026.

For April 2026, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for loans granted by BNDES from January 1, 2018 onward, increased to IPCA plus 7.77% per annum.

For more information on the TJLP and the TLP interest rates, see “The Brazilian Economy—The Financial System—Financial Institutions” in Exhibit D to the 2024 Annual Report.

Banking Supervision

Loan Loss Reserves

As of February 28, 2026, the percentage of 90 days past due loans in the Brazilian national financial system stood at 2.95%, a decrease of 1.30 percentage points compared to January 2026 (4.25%). As of February 28, 2026, in the non-earmarked segment, 90 days past due loans reached 3.87% of the portfolio, a 1.67 percentage point decrease compared to January 2026. As of February 2026, in the non-earmarked corporate segment, 90 days past due loans reached 2.73% in the month, while in the non-earmarked household segment, 90 days past due loans reached 4.78% of the portfolio.

BALANCE OF PAYMENTS

For the 12-month period ended February 28, 2026, the current account registered a deficit of US$63.44 billion (2.71% of GDP). For the same period, the capital account registered a deficit of approximately US$236.80 million, the financial account registered a deficit of US$61.73 billion, and foreign direct investment amounted to US$75.85 billion (3.24% of GDP).

As of February 28, 2026, international reserves totaled US$371.1 billion, up from US$332.5 billion as of February 28, 2025.

As of December 2025, international reserves amounted to US$ 358.23 billion and had the following currency distribution: 72.00% in US$, 6.60% in EUR, 2.24% in JPY, 2.80% in GBP, 1.73% in CAD, 1.27% in AUD, 5.94% in CNY, 7.19% in Gold, and 0.23% in other currencies. For the fourth quarter 2024, Gross External Debt amounted to 9% of GDP.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2022 through 2025 and the budgeted amounts for 2026:

Table No. 1

Primary Balance of the Central Government(1) (in billions of Reais)

	2022(5)	2023(5)	2024(5)	2025(5)	2026 Budget(6)
1 - Total Revenues	2,689.9	2,616.1	2,852.8	2,943.6	3,197.5
1.1 - RFB Revenues(2)	1,617.7	1,600.8	1,800.5	1,887.2	2,032.4
1.2 - Fiscal Incentives	(0.1)	(0.1)	0.0	(0.0)	(0.0)
1.3 - Social Security Net Revenues	622.2	658.1	682.1	719.1	785.3
1.4 - Non-RFB Revenues	450.1	357.3	370.2	337.3	379.8
2 - Transfers by Sharing Revenue	531.4	502.4	551.1	577.7	620.6
3 - Total Net Revenue	2,158.4	2,113.7	2,301.7	2,366.0	2,576.9
4 - Total Expenditures	2,102.0	2,363.7	2,347.5	2,426.5	2,636.8
4.1 - Social Security Benefits	925.7	998.4	999.7	1,041.1	1,123.9
4.2 - Personnel and Social Charges	392.7	403.8	391.0	407.9	457.6
4.3 - Other Mandatory Expenditures	353.0	396.1	382.0	396.0	436.5
4.4 - Discretionary expenditures - Executive branch	430.7	565.5	574.8	581.5	618.7
5 - Primary Balance(3)	56.4	(250.1)	(45.8)	(60.6)	(59.8)
6 - Methodological Adjustment	9.6	(36.1)	(0.4)	1.1	—
7 - Statistical Discrepancy	0.4	(3.5)	(2.2)	1.9	—
8 - Central Government Primary Balance(4)	66.3	(289.7)	(48.4)	(57.6)	(59.8)
9 - Nominal Interest	(582.4)	(682.9)	(909.7)	(902.5)	(1,018.4)
10 - Central Government Nominal Balance(4)	(516.0)	(972.6)	(958.1)	(960.1)	(1,078.2)

Note: Numbers may not total due to rounding.

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB, for its acronym in Portuguese).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Numbers from 2022 to 2025 were escalated according to inflation through December 2025.
(6)

Represents the most recent assumptions for 2026 from the March 2026 Assessment of Primary Revenues and Expenditures Report. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and National Treasury

The Assessment of Primary Revenues and Expenditures Report for January and February 2026, published in March 2026, indicated a decrease of R$13.66 billion in the Federal Government’s net primary revenue projection for 2026 compared to the projection assessed in the Budget Law 2026. Primary expenditure estimates increased by R$23.27 billion for 2026. The estimated primary result for 2026, considering deductions, decreased by R$31.41 billion.

The table below sets forth the most recent assumptions for the 2026 Annual Budget, estimated in the March 2026 Assessment of Primary Revenues and Expenditures Report. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Principal 2026 Budget Assumptions

March 2026 Assessment of Primary Revenues and Expenditures Report

	As of March 25, 2026
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	13,605.46
Real GDP Growth		2.33%
Inflation
Domestic Inflation (IPCA)		3.74%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica)

Fiscal Balance

In 2024, the Central Government registered an accumulated primary deficit of R$45.4 billion (0.36% of GDP) and, in 2025, the Central Government registered an accumulated primary deficit of R$58.7 billion (0.46% of GDP).

In February 2026, the consolidated public sector registered a primary deficit of R$16.4 billion, compared to a deficit of R$19.0 billion in February 2025. For the 12-month period ended February 28, 2026, the consolidated public sector registered an accumulated primary deficit of R$52.8 billion (0.41% of GDP), compared to a primary deficit of R$15.9 billion (0.13% of GDP) in the 12-month period ended February 28, 2025. For the 12-month period that ended on February 2026, the accumulated fiscal (nominal) balance, which includes the primary balance and accrued nominal interest, registered a deficit of R$1,089.6 billion (8.48% of GDP), compared to a nominal deficit of R$939.8 billion (7.91% of GDP) in the 12-month period ended February 28, 2025.

In February 2026, the Brazilian Social Security System registered a deficit of R$22.43 billion, 5.85% lower (in real terms) than the deficit registered in February 2025. For the 12-month period ended February 28, 2026, the deficit of the Brazilian Social Security System totaled R$324.12 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended February 28, 2025 reached R$321.04 billion.

In March 2026, the Federal Government published its 1st Bimonthly Assessment of Primary Revenues and Expenditures Report. In this report, the Federal Government announced a R$1.6 billion spending block (“bloqueio”).

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of February 28, 2026, the Public Sector Net Debt (Dívida Líquida do Setor Público or DLSP, for its acronym in Portuguese) was R$8,420.42 billion (65.5% of GDP) compared to R$7,296.52 billion (61.1% of GDP) as of February 28, 2025.

General Government Gross Debt

The General Government Gross Debt (GGGD) as a percentage of GDP was, as of the end of the following calendar years: 2017 (73.72%), 2018 (75.27%), 2019 (74.44%), 2020 (86.94%), 2021 (77.31%), 2022 (71.68%), 2023 (73.83%), 2024 (76.27%) and 2025 (78.64%). Considering the trajectory for debt in Emerging Markets and developing economies (EMs), the difference between Brazil’s debt and EM’s has reduced from 23.2 p.p in 2017 to 6 p.p. in 2025. Comparing the GGGD (% GDP) for 2025 and 2019, there is a difference of 4.9 p.p.

As of February 28, 2026, the General Government Gross Debt (GGGD) (Dívida Bruta do Governo Geral or DBGG, for its acronym in Portuguese) was R$10,178.3 billion (79.2% of GDP) compared to R$9,045.3 billion (75.8% of GDP) as of February 28, 2025.

Federal Public Debt

The following tables presents Brazil’s Federal Public Debt (FDP) profile as of the dates referenced below:

Table No. 5A

Federal Public Debt Profile

	As of December 31, 2025%			As of December 31 , 2024%
Federal Public Debt (R$ billions)	R$	8,635.1	100.0%	R$	7,316.1	100.0%
Domestic	R$	8,309. 0	96.2%	R$	6,966.9	95.2%
Fixed-rate	R$	1,889.0	22.0%	R$	1,603.7	21.9%
Inflation-linked	R$	2,239.5	25.9%	R$	1,972.4	27.0%
Selic rate	R$	4,166.7	48.3%	R$	3,386.5	46.3%
FX	R$	3.9	0.0%	R$	4.3	0.1%
Other	R$	0.0	0.0%	R$	0.0	0.0%
External (RS billions)	R$	326.1	3.8%	R$	349.2	4.8%
Maturity Profile
Average Maturity (years)		4.0			4.1
Maturing in 12 months (R$ billions)	R$	1,507.50		R$	1,303.70
Maturing in 12 months (%)		17.5%			17.9%

Source: National Treasury

Table No. 5B

	As of February 28, 2026%			As of January 31, 2026%			As of February 28, 2025%
Federal Public Debt (R$ billions)	R$	8,840.75	100.0%	R$	8,641.10	100.0%	R$	7,492.01	100.0%
Domestic	R$	8,511.10	96.3%	R$	8,330.50	96.4%	R$	7,177.67	95.8%
Fixed-rate	R$	1,881.03	21.3%	R$	1,779.42	20.6%	R$	1,533.58	20.5%
Inflation-linked	R$	2,285.52	25.9%	R$	2,276.96	26.4%	R$	2,061.35	27.5%
Selic rate	R$	4,340.88	49.1%	R$	4,270.42	49.4%	R$	3,578.64	47.8%
FX	R$	3.67	0.0%	R$	3.74	0.0%	R$	4.09	0.1%
Other	R$	0.0	0.0%	R$	0.0	0.0%	R$	0.0	0.0%
External (RS billions)	R$	329.65	3.7%	R$	310.60	3.6%	R$	314.34	4.2%
Maturity Profile
Average Maturity (years)		4.0			4.0			4.1
Maturing in 12 months (R$ billions)	R$	1,472.18		R$	1,456.08		R$	1,266.65
Maturing in 12 months (%)		16.7%			16.9%			16.9%

Source: National Treasury

For February2026, the Domestic Federal Public Debt had the following investor base distribution: Financial Institutions (31.76%), Pension Funds (22.59%), Mutual Funds (21.58%), Non-residents (10.75%), Insurance (3.57%), Government (2.77%) and Other (6.980%).

The Federal Public Debt liquidity reserve reached the following values: December 2022 (R$ 1,176 billion), December 2023 (R$ 982 billion), December 2024 (R$ 860 billion), December 2025 (R$ 1,187 billion) and January 2026 (R$ 1,085 billion) and February 2026 (R$ 1,192 billion). The prudential level, established as a 3-month threshold for each period, was at the following values: December 2022 (R$ 521 billion), December 2023 (R$ 533 billion), December 2024 (R$ 476 billion), December 2025 (R$ 643 billion), January 2026 (R$ 537 billion) and February 2026 (R$ 552 billion). For the same period, we also have the months of debt maturities covered by the liquidity reserve as: December 2022 (8.4), December 2023 (7.6), December 2024 (6.2), December 2025 (7.3) and January 2026 (6.8) and February 2026 (6.4).

Public Debt Management

In managing the FPD, the National Treasury seeks to meet the Public Sector Borrowing Requirements (as defined in “Public Finance—Fiscal Balance”) at the lowest possible long-term financing cost, while maintaining adequate risk levels. Since 2001, the National Treasury has published an Annual Borrowing Plan, including guidelines for managing the FPD, such as (i) gradually replacing floating rate bonds with fixed rate or inflation-linked instruments; (ii) consolidating the share of exchange rate-linked instruments of outstanding debt, in accordance with long-term limits; (iii) relaxing the maturity structure, with special attention to short-term debt; (iv) increasing the average maturity of the outstanding debt; (v) developing the yield curve in both domestic and external markets (i.e., to issue benchmark bonds in the internal and external markets to provide price references to markets and enhance liquidity in the primary and secondary markets); (vi) increasing the liquidity of federal public securities on the secondary market; (vii) broadening the investor base; and (viii) improving the external FPD profile through issuances of benchmark securities, buybacks and structured operations.

The 2026 Annual Borrowing Plan, like the previous Annual Borrowing Plans, focuses on the replacement of floating-rate securities with fixed-rate and inflation-linked securities. In terms of foreign debt management, the 2026 Annual Borrowing Plan expects the Brazilian Treasury to be more active in international markets. The strategy prioritizes the continuation of benchmark bond issuance in U.S. dollars for external debt management, thereby consolidating a sovereign yield curve that serves as a benchmark for both the government and Brazilian companies accessing the external market. In addition, it provides for the Treasury’s return to the European market with the aim of building and consolidating a benchmark curve in euros.

The following table sets forth the federal debt results for each of the years indicated below, and the reference limits provided in the 2026 Annual Borrowing Plan:

Table No. 6

Federal Public Debt Results and 2026 Annual Borrowing Plan

	As of January 31, 2025	As of January 31, 2026	Reference Limits for 2026
			Minimum	Maximum
Stock of FPD (R$ Billion)
FPD	7252.70	8641.10	9.700.0	10,300.0
Composition - %
Fixed Rate	20.1	20.6	21.0	25.0
Inflation Linked	27.7	26.4	23.0	27.0
Floating Rate	48.0	49.4	46.0	50.0
Exchange Rate	4.2	3.6	3.0	7.0
Maturity Profile
Average Maturity (years)	4.1	4.0	3.8	4.2
% Maturing in 12 months	17.3	16.9	18.0	22.0

Source: National Treasury.

In the 2026 Annual Borrowing Plan, there is also presented the Federal Public Debt benchmark – the quantitative reference that guides the targeted composition and maturity structure of the debt in the long term.

	Benchmarks		Intervals
Statistics	Composition (% of FPD)	Average Maturity (years)	Composition (% of FPD)	Average Maturity (years)
Indexer
Fixed Rate	35	3	+ or – 2.0	+ or – 0.3
Inflation-linked	35	7.5	+ or – 2.0	+ or – 0.5
Floating rate	23	3.5	+ or – 2.0	+ or – 0.3
Exchange Rate	7	7.5	+ or – 2.0	+ or – 0.5
Maturity Structure
FDP Average maturity		5		+ or – 0.5
12-month Maturity Share	20		+ or – 2.0

Source: National Treasury.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

The Federal Government guarantees certain loans to Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national government’s revenues. As of February 2026, the Federal Government had paid a total of R$86.61 billion in liabilities incurred by states and municipalities since 2016. The largest payments were attributed to (i) the State of Rio de Janeiro (R$45.51 billion), (ii) the State of Minas Gerais (R$23.00 billion), (iii) the State of Goiás (R$6.66 billion), (iv) the State of Rio Grande do Sul (R$5.54 billion), (v) the State of Maranhão (R$1.51 billion), and (vi) the State of Pernambuco (R$1.44 billion).

Full Debt Payment Program for States (PROPAG)

On February 11, 2026, Justice Nunes Marques suspended for 180 days the proceeding in which Minas Gerais seeks to settle its debt with the Federal Government according to its payment capacity, in order to allow administrative negotiations related to the state’s accession to the Full Debt Payment Program for States (PROPAG). The ruling stated that Minas Gerais had reported compliance with prior obligations, formalized its interest in joining the program, and adopted measures aimed at meeting the requirements for accession. The measure is intended to allow the advancement of administrative negotiations for the state’s adhesion to the PROPAG.